

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 15, 2016

Via E-mail
Ian P. Cleminson
Chief Financial Officer
Innospec Inc.
Oil Sites Road, Ellesmere Port
Cheshire, CH65 4EY, UK

> **Re: Innospec Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 17, 2016**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2016**
> **Filed November 3, 2016**
> **Form 8-K Filed November 3, 2016**
> **File No. 1-13879**

Dear Mr. Cleminson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Note 3. Segment Reporting and Geographical Area Data, page 61

1. Please expand your disclosures to provide the information required by ASC 280-10-50-21.

2. Please tell us the various product lines comprising each of your reportable segments effective with the second quarter of fiscal year 2016 along with your consideration of providing net sales to external customers at the product line level in accordance with ASC 280-10-50-40.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Note 4 – Goodwill, page 13

3. Please tell us the amount of goodwill allocated to the Oilfield Services reportable segment in connection with the revised segment presentation. To the extent that the amount of goodwill is material, please tell us your consideration for testing the goodwill for impairment on an interim basis in accordance with ASC 350-20-35-30.

Form 8-K filed November 3, 2016

4. Please reconcile your presentation of Adjusted EBITDA at the reportable segment level from the segment profit measure presented in accordance with ASC 280-10-50 in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and Construction